Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE QUARTER ENDED

April 30, 2016

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended April 30, 2016 and October 31, 2015.

	12 Months Ended April 30, 2016 Actual	12 Months Ended October 31, 2015 Actual
Interest coverage on subordinated indebtedness	31.39 times	32.05 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month periods ending April 30, 2016 and October 31, 2015 the average monthly exchange rates were $1.3154 per US$1.00 and $1.2547 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended April 30, 2016 were $5,563.90 million, which is 31.39 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2015 were $5,476.54 million, which is 32.05 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from information in the consolidated interim financial statements for the three months ended April 30, 2016.